Filed by: Cascadia Acquisition Corp. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Companies: RealWear, Inc. Cascadia Acquisition Corp. (Commission File No.: 001-40762)

RealWear 2023 ANNUAL SHAREHOLDER MEETING Thursday, February 16, 2023 1:00 – 2:30 PM (PT)

FORWARD LOOKING STATEMENTS Forward-Looking Statements Legend This presentation contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination (the “Proposed Business Combination”) between RealWear, Inc. (collectively with its subsidiaries, “RealWear” or the “Company”), and Cascadia Acquisition Corp. (“Cascadia”), including statements regarding the benefits of the Proposed Business Combination, the anticipated timing of the Proposed Business Combination, the products and services offered by RealWear and the markets in which it operates, and RealWear’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Cascadia’s securities, (ii) the risk that the Proposed Business Combination may not be completed by Cascadia’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Cascadia, (iii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the receipt of the requisite approvals of Cascadia’s shareholders and RealWear’s equityholders, respectively, the satisfaction of the minimum cash conditions and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the Proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreement relating to the Proposed Business Combination, (vi) the effect of the announcement or pendency of the Proposed Business Combination on RealWear’s business relationships, performance, and business generally, (vii) risks that the Proposed Business Combination disrupts current plans of RealWear and potential difficulties in RealWear employee retention as a result of the Proposed Business Combination, (viii) the outcome of any legal proceedings that may be instituted against RealWear or against Cascadia related to the agreement and plan of merger or the Proposed Business Combination, (ix) the ability to maintain the listing of Cascadia’s securities on The New York Stock Exchange, (x) the price of Cascadia’s securities may be volatile due to a variety of factors, including changes in the competitive and highly- regulated industries in which RealWear plans to operate, variations in performance across competitors, changes in laws and regulations affecting RealWear’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Business Combination and identify and realize additional opportunities, including forecasts regarding end-customer adoption rates and demand for RealWear’s products in markets that are new and rapidly evolving, (xii) the impact of the global COVID-19 pandemic, (xiii) the ability of RealWear to obtain regulatory approvals necessary for it to deploy its products in the United States and abroad; (xiv) the acceptance of micro-display-based personal or near-eye displays in the market of mobile displays; (xv) the advancement in technology by other companies, including micro-displays, mobile computing electronics and operating systems; (xvi) the issuance of patents from RealWear’s currently pending or future patent applications, (xvii) the sufficiency in scope and strength of RealWear’s existing or future patents; (xviii) the access of RealWear to third-party platforms or technologies on terms acceptable to it and (xix) other risks and uncertainties described in Cascadia’s registration statement on Form S-1 (File No. 333-258515), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 5, 2021 (the “Form S-1”), and in its Annual Report on Form 10-K and its subsequent Quarterly Reports on Form 10-Q. The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Form S-1, the Annual Report on Form 10-K, the Quarterly Reports on Form 10-Q, the Registration Statement (as defined below), the proxy statement/prospectus contained therein, and the other documents filed by Cascadia from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RealWear and Cascadia assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither RealWear nor Cascadia gives any assurance that either RealWear or Cascadia, respectively, will achieve its expectations. 2 Confidential and Proprietary © 2023 RealWear

FORWARD LOOKING STATEMENTS Additional Information and Where to Find It In connection with the Proposed Business Combination, Cascadia will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of Cascadia’s ordinary shares in connection with Cascadia’s solicitation of proxies for the vote by Cascadia’s shareholders with respect to the Proposed Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to RealWear equityholders in connection with the Proposed Business Combination. After the Registration Statement has been filed and declared effective, Cascadia will mail a copy of the definitive proxy statement, when available, to its shareholders. The Registration Statement will include information regarding the persons who may, under SEC rules, be deemed to be participants in the solicitation of proxies to Cascadia’s shareholders in connection with the Proposed Business Combination. Cascadia will also file other documents regarding the Proposed Business Combination with the SEC. Before making any voting decision, investors and security holders of Cascadia and RealWear are urged to read the Registration Statement, the proxy statement/prospectus contained therein, and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about the Proposed Business Combination. Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Cascadia through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Cascadia may be obtained free of charge from Cascadia’s website at www.cascadiaacquisitioncorp.com or by written request to Cascadia at 1000 Second Avenue, Suite 1200, Seattle, WA 98104. Participants in Solicitation Cascadia and RealWear and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Cascadia’s shareholders in connection with the Proposed Business Combination. Information about Cascadia’s directors and executive officers and their ownership of Cascadia’s securities is set forth in Cascadia’s filings with the SEC. To the extent that holdings of Cascadia’s securities have changed since the amounts printed in the Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed to be participants in the Proposed Business Combination may be obtained by reading the proxy statement/prospectus regarding the Proposed Business Combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph. 3 Confidential and Proprietary © 2023 RealWear

AGENDA 01 04 CEO State of RealWear, Inc. Product Update 02 05 Cascadia Merger 2023 Outlook 03 06 Q&A Financial Update 4 Confidential and Proprietary © 2023 RealWear

SPEAKERS Andrew Chrostowski Andrew Lee Rama Oruganti Jamie Boyd Chief Financial Officer Chief Product Officer Chairman of the Board and Chief Executive Officer Chief Executive Officer CCAI Confidential and Proprietary © 2023 RealWear 5

CEO State of RealWear Andrew E. Chrostowski Chairman of the Board and Chief Executive Officer 6 Confidential and Proprietary © 2023 RealWear

MISSION: ENGAGE EMPOWER ELEVATE 7 Confidential and Proprietary © 2023 RealWear

RealWear Values: BE REAL B old E nthusiastic R esponsive E thical A uthentic L earner Confidential and Proprietary © 2023 RealWear 8

BOARD OF DIRECTORS

Name	 **Andrew E. Chrostowski**	 **Jim Lejeal**	 **Walter Vahey**	 **Brad Feld**	 **Dr. Chris Parkinson**	 **Kenneth Peterson, Jr.**	 **Sanjay Jhawar**
Position	Common Director Chairman of the Board	Independent Director	Series B Director	Director	Common Director	Series A Director	Common Director
Director Since	March 3, 2020	February 11, 2022	May 31, 2019	December 16, 2022	May 10, 2016	January 18, 2018	March 3, 2020
Primary Occupation	Chairman and Chief Executive Officer *RealWear, Inc.*	CFO *Absolute Software* Oxlo Board Member	President at MiR *and Executive Vice President, Teradyne*	Managing Director *Foundry Group*	Co-Founder and Chief Technology Officer *RealWear, Inc.*	Chief Executive Officer *Columbia Ventures Corporation*	Co-Founder *RealWear, Inc.*
Committee Membership	Audit Compensation Mergers & Acquisitions Technology & Cybersecurity	Audit (Chair) Mergers & Acquisitions	Compensation (Chair) Audit Technology & Cybersecurity	Mergers & Acquisitions (Chair)	Technology & Cybersecurity (Chair)	Audit Mergers & Acquisitions	Technology & Cybersecurity

realwear

Confidential and Proprietary © 2023 RealWear

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EXECUTIVE LEADERSHIP TEAM



Andrew Chrostowski

Chairman & CEO



Andrew Lee

Chief Financial Officer



Ken Lustig

SVP Corporate & Legal Affairs
Co-Founder



Rama Oruganti

Chief Product Officer



Dr. Chris Parkinson

Chief Technology Officer
Inventor, Co-Founder



Sarah Petrone

Chief People Officer

Confidential and Proprietary © 2023 RealWear

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GLOBAL WORKFORCE AND LOCATIONS


RealWear UK, Ltd.
Cheltenham, UK
Headquarters
Vancouver, Washington
RealWear B.V.
Amsterdam, Netherlands
Korea
Branch Office
RealWear Japan GK
UAE Branch
Dubai, United Arab
Emirates
RealWear
Technologies India
Private Limited
Bangalore, India
RealWear
Singapore
Pte. Ltd.
Singapore
Australia
Branch Office

Confidential and Proprietary © 2023 RealWear
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EXECUTIVE SUMMARY – STATE OF REALWEAR First Deployment with a Single Customer of Over 3,000 Units The Navigator 500 Series Platform was Fully Realized Commercialized our Cloud Platform and Generated our First Software Recurring Revenue (ARR) Through a Partnership with FLIR, RealWear Introduced an Industry-First, Hands-Free Thermal Camera Module Acquired Genba AI to Further Explore Workflow Solutions, NLP Technology, and Connections to Systems of Record Technology & Cybersecurity Work and Capabilities Continue to Develop RealWear is Clearly a Leader and Remains Committed to Innovation Confidential and Proprietary © 2023 RealWear 12

Cascadia Acquisition Corp Merger Andrew E. Chrostowski Chairman of the Board and Chief Executive Officer 13 Confidential and Proprietary © 2023 RealWear

Cascadia Merger Resulting in Going Public GOING PUBLIC AT THIS TIME IS ALL ABOUT MAXIMIZING “ BUSINESS OPPORTUNITY. REALWEAR IS POISED FOR INCREASED GROWTH WITH TAILWINDS FROM INCREASING DEMAND FOR OUR SOLUTIONS, IMPROVEMENTS IN OUR TECHNOLOGY PLATFORMS, AND AN EXPANDING AND SUBSTANTIAL INDUSTRIAL INSTALL BASE; AND WE WANT TO BE PROPERLY CAPITALIZED TO TAKE ADVANTAGE. OF THE OPPORTUNITIES IN FRONT OF US. ” Andrew Chrostowski as quoted in The Oregonian, February 6, 2023 Confidential and Proprietary © 2023 RealWear 14

Cascadia Merger Jamie Boyd Chief Executive Officer Cascadia Acquisition Corp. 15 Confidential and Proprietary © 2023 RealWear

CCAI: Cascadia Acquisition Corp.

Cascadia Acquisition Corp. Executive Team



Jamie Boyd
Chief Executive Officer
Over 22 years of experience

- Chief Executive Officer of Cascadia Acquisition Corp.
- Managing Director at Cascadia Capital focused on Robotics, Automation, Artificial Intelligence, and Energy & Applied Technology
- Former lawyer practicing Corporate and M&A law with Dechert LLP, with prior experience at Colliers International



Michael Butler
Chairman of the Board
Over 36 years of experience

- Chairman of Cascadia Acquisition Corp.
- Co-founder, Chairman and CEO of Cascadia Capital
- Former Managing Director at Lehman Brothers responsible for Global Equity Sales and Equity Syndication
- Prior to Lehman, principal with Morgan Stanley responsible for divisional Global Product and Risk Management

Cascadia Capital, LLC


INDUSTRY EXPERTISE
DEAL VOLUME
RESULTS FOCUS

Founded in 1999
Cascadia has a successful 20+ year history

- **70+** investment banking professionals
- **19** Managing Directors
- **475** transactions completed, with more than $19.5 billion in aggregate value



Headquartered in Seattle, with bankers in Austin, Los Angeles, Minneapolis, Connecticut and Nashville

Leading diversified investment bank

- M&A, private placements, advisory services
- Specialized in-depth expertise across multiple industry verticals
- Representing clients in the US and globally, including Europe, Asia and Australia

Experienced team with successful track record

- Cascadia is the investment bank of choice for entrepreneurs and family-owned companies
- Decades of investment banking and operational expertise
- Deep capital markets expertise

*Cascadia Acquisition Corp's executive team is deeply experienced in **capital markets and transactions***

*Cascadia Capital, LLC is a leading national investment bank serving the **innovation economy***

Confidential and Proprietary © 2023 RealWear

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Financial Update Andrew Lee Chief Financial Officer 17 Confidential and Proprietary © 2023 RealWear

RealWear Outperforms Public Comparable

Revenue Outperformance

RealWear has **outperformed Vuzix revenue by 2.4x** for the 2018 - 2022 period



Outperformance (%) (1)
RealWear v. VUZI Revenue Delta
7.4%
92.2%
136.0%
76.8%
178.0%
305.0%
214.7%
113.2%
88.7%
42.8%
1H-2018
2H-2018
1H-2019
2H-2019
1H-2020
2H-2020
1H-2021
2H-2021
1H-2022(2)
2H-2022(2)

Gross Margin

RealWear gross margins **consistently 3.0x – 5.0x higher**



VUZI
RealWear
Gross Margin (%)
60%
62%
62%
62%
65%
65%
67%
67%
62%
64%
20%
24%
5%
-148%
19%
15%
24%
13%
19%
27%
1H-2018
2H-2018
1H-2019
2H-2019
1H-2020
2H-2020
1H-2021
2H-2021
1H-2022(2)
2H-2022(2) (3)

Industrial design-thinking, disciplined product development processes, robust vendor partnerships, and flexible manufacturing strategies have allowed RealWear to consistently and significantly top its public competitor

VUZI: $345.5 Million Market Cap[4]

realwear

(1) Calculated as percentage difference of RealWear versus Vuzix revenue performance over the relative period
(2) RealWear 2022 unaudited financials
(3) VUZI figures represent the mean projections reported by covering research analysts (BTIG, Craig-Hallum, Dawson James)
Source, unless otherwise noted: RealWear: audited financials; Vuzix Corporation (NasdaqCM: VUZI): public filings
(4) VUZI as of 2/16/2023

Confidential and Proprietary © 2023 RealWear

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Product Update Rama Oruganti Chief Product Officer 19 Confidential and Proprietary © 2023 RealWear

FULL-STACK ASSISTED REALITY SOLUTION



+



Hardware for Humans

Modular* + rugged with full-shift use

Seamless hands-free use via voice

World-class Services and Support

Secure Platform

Streamline updates & deployments

Analyze & utilize device metrics

Real-time Remote Technical Support

200+ voice-optimized apps

realwear

*For RealWear Navigator 500 series devices

Confidential and Proprietary © 2023 RealWear

20

REALWEAR THERMAL CAMERA MODULE Introducing a brand-new superpower for the front line - hands-free thermal vision Confidential and Proprietary © 2023 RealWear 21

REALWEAR NAVIGATOR™ 520 WITH HYPERDISPLAY Confidential and Proprietary © 2023 RealWear

ENABLING EXPANDED USE CASES...


Overhead Band


Cleanroom Strap


Workband 2


Baseball Cap


Hard Hat Band


Hard Hat Clips (10 SKUs)


Single-Battery Charger


4x Multi-Battery Charger


USB Power Adapter


Spare Batteries


4G LTE Modem


Thermal Camera


Camera Port Cover


realwear
Protective Carrying Case


ProBuds IS


ProBuds IS w/ In-Ear Mic


Wind Noise Filters


Bump Cap and Tri-Band Strap


SanDisk
Extreme
64GB
microSD Card

Confidential and Proprietary © 2023 RealWear

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CLOUD EMPOWERS MULTIPLE STAKEHOLDERS IT admins and frontline supervisors: Frontline Professional: • Device is Ready to Use • Streamlines Deployments and Updates • Removes Friction • Manages Apps on Device • Technology is Intuitive • Adds Visibility into Utilization and Processes • Provides Real-Time Technical Support RealWear: Software Partners and Resellers: • Provides a Marketplace to Promote Apps • Makes Our Wearables Easy to Deploy and Use • Enables Developer Mode to Manage Apps • Creates a Platform for Stickiness • Simplifies Device Management on Behalf of Customers • Generates ARR Confidential and Proprietary © 2023 RealWear 24

WHERE ARE WE GOING?

We've laid the groundwork…



RealWear Cloud



Thermal Camera Module

Improved Software Solutions



Expanded Use Cases



RealWear Navigator 520

Now…

Keep Delivering Value Through Additional Cloud Features, Software Solutions, and Hardware Platforms...

Confidential and Proprietary © 2023 RealWear

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2023 Outlook Andrew E. Chrostowski Chairman of the Board and Chief Executive Officer 26 Confidential and Proprietary © 2023 RealWear

2023 IMPERATIVES Grow Sales Realize Improve Ability to Grow ARR Platform Potential Forecast Confidential and Proprietary © 2023 RealWear 27

IN SUMMARY, REALWEAR IS: Growing Investing in Technology The Market Leader Prepared to be a Public Company Confidential and Proprietary © 2023 RealWear 28 28

REALWEAR IS READY NOW There is a tide in the affairs of men . . . And “ we must take the current when it serves or lose our ventures. ” W. Shakespeare Confidential and Proprietary © 2023 RealWear 29 29

Q & A Confidential and Proprietary © 2023 RealWear 30

Video Links: RealWear Navigator 520 Launch Video https://vimeo.com/798274759 RealWear Navigator 520 Details https://www.youtube.com/watch?v=8y7UbJDh8Jo RealWear Thermal Camera Module Use Case https://www.youtube.com/watch?v=6V9uTJyH084 CCAI FORM 8-K https://www.sec.gov/ix?doc=/Archives/edgar/data/0001 846968/000119312523025656/d472035d8k.htm Confidential and Proprietary © 2023 RealWear 31

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